UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

OBA Financial Services Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
67424G101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 18, 2011 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 67424G101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,961

	8.	Shared Voting Power

	9.	Sole Dispositive Power 49,961

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,961

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 67424G101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,951

	8.	Shared Voting Power

	9.	Sole Dispositive Power 46,951

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,951

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 67424G101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,693

	8.	Shared Voting Power

	9.	Sole Dispositive Power 39,693

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,693

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 67424G101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,292

	8.	Shared Voting Power

	9.	Sole Dispositive Power 37,292

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,292

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 67424G101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,295

	8.	Shared Voting Power

	9.	Sole Dispositive Power 40,295

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,295

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 67424G101

1.	CBPS, LLC 27-0949811

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,060

	8.	Shared Voting Power

	9.	Sole Dispositive Power 40,060

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,060

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 67424G101

1.	2514 Multi-Strategy Fund, LP 51-0511786

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,860

	8.	Shared Voting Power

	9.	Sole Dispositive Power 60,860

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,860

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 67424G101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 316,112

	8.	Shared Voting Power

	9.	Sole Dispositive Power 316,112

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,112

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on May 26, 2010, and Amendment No. 1 which was filed on July 7, 2010, on behalf of Seidman and Associates, LLC ("SAL"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII"), Broad Park Investors, LLC ("Broad Park"), LSBK06-08, LLC ("LSBK"), CBPS, LLC ("CBPS"), 2514 Multi-Strategy Fund, LP ("2514 MSF"), Contrarian Hedged Equity, LP ("Contrarian"), and Lawrence Seidman ("Seidman"), collectively the "Reporting Persons" with respect to the Reporting Persons' beneficial ownership of shares of common stock ("the Shares") of OBA Financial Services, Inc., a Maryland corporation ("the Issuer") is hereby amended as set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

5. Interest in Securities of the Issuer
Contrarian is no longer considered a Reporting Person. On November 30, 2010, Contrarian transferred its shares of the Issuer to 2514 MSF, an affiliated entity, due to an internal consolidation of entities.

(a)(b)(c) As of the close of business on February 18, 2011, the Reporting Persons owned beneficially an aggregate of 316,112 shares of Common Stock, which constituted approximately 6.8% of the 4,628,750 shares of Common Stock outstanding as of February 7, 2011, as disclosed in the Issuer's 10-Q for the period ended December 31, 2010.

The attached Schedule A describes transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days except for previously reported transactions. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2011
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Manager, Seidman and Associates, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, LSBK06-08, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Broad Park Investors, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investments Manager, CBPS, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investments Manager, 2514 Multi-Strategy Fund, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	1/26/2011	13.9580	34,895.00	2,500
SAL	2/11/2011	13.9780	34,945.00	2,500
SAL	2/14/2011	14.0556	50,600.00	3,600
SAL	2/18/2011	14.2254	71,127.00	5,000
Total			191,567.00	13,600

SIP	1/26/2011	13.9580	34,895.00	2,500
SIP	2/11/2011	13.9780	34,945.00	2,500
SIP	2/15/2011	14.0551	54,815.00	3,900
SIP	2/18/2011	14.2258	64,016.30	4,500
Total			188,671.30	13,400

SIPII	1/31/2011	13.9500	11,160.00	800
SIPII	2/15/2011	14.0553	53,410.00	3,800
Total			64,570.00	4,600

LSBK	2/16/2011	14.0483	70,241.50	5,000
Total			70,241.50	5,000

Broad Park	2/14/2011	14.0557	49,195.00	3,500
Broad Park	2/16/2011	14.0483	70,241.50	5,000
Total			119,436.50	8,500

CBPS	2/18/2011	14.2214	113,771.20	8,000
Total			113,771.20	8,000